SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29688 ; File No. 812-13910]

BAC Home Loans Servicing, LP, <u>et al.</u>; Temporary Order

June 1, 2011

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Temporary order under section 9(c) of the Investment Company Act of 1940 ("Act").

<u>Summary</u>: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against BAC Home Loans Servicing, LP ("HLS") on or about May 31, 2011 by the United States District Court for the Central District of California (the "Injunction"), until the Commission takes final action on an application for a permanent order or, if earlier, July 29, 2011.

<u>Applicants</u>: HLS, BofA Advisors, LLC ("BofA Advisors"), BofA Distributors, Inc. ("BofA Distributors"), Bank of America Capital Advisors LLC ("BACA"), KECALP Inc. ("KECALP"), Merrill Lynch Ventures, LLC ("Ventures") and Merrill Lynch Global Private Equity Inc. ("MLGPE") (collectively, other than HLS, the "Fund Servicing Applicants," and, together with HLS, the "Applicants").[1]

<u>Filing Date</u>: The application was filed on May 27, 2011, and amended on June 1, 2011.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: HLS, 6400 Legacy Drive, Plano, TX 75024; BofA Advisors, BofA Distributors and BACA, 100 Federal Street, Boston, MA 02110; and KECALP, Ventures and MLGPE, 767 Fifth Avenue, 7th Floor, New York, NY 10153.

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which HLS is an affiliated person or may become an affiliated person in the future (together with the Applicants, the "Covered Persons").

<u>For Further Information Contact</u>: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.	Each of the Applicants is a direct or indirect wholly-owned subsidiary of Bank of America Corporation ("BAC"). HLS is an entity that services mortgage loans and provides mortgage services, including conducting foreclosures on mortgages, on behalf of holders of residential mortgages and mortgage loan asset-backed certificates. HLS is not registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").

2.	BofA Advisors is a registered investment adviser that serves as investment adviser and subadviser to certain money market funds registered under the Act. BofA Distributors, a limited purpose broker-dealer registered with the Commission, serves as principal underwriter of some of the same money market funds. BACA is a registered investment adviser that serves as investment adviser to certain closed-end investment companies also registered under the Act.

3.	KECALP, Ventures and MLGPE each serves as investment adviser to certain employees' securities corporations within the meaning of section 2(a)(13) of the Act ("ESCs").

Of these three ESC advisers, only KECALP is registered as an investment adviser under the Advisers Act.

4.   On or about May 31, 2011, the United States District Court for the Central District of California entered the Injunction against HLS, formerly Countrywide Home Loans Servicing LP, in a matter brought by The United States Department of Justice ("DOJ").[2] The complaint filed by DOJ ("Complaint") alleged that, between 2006 and 2009, HLS wrongfully foreclosed without court orders on approximately 160 properties owned by servicemembers who were protected by the Servicemembers Civil Relief Act ("SCRA"). Additionally, the Complaint alleged that HLS, from 2006 through May 31, 2009, failed to determine consistently and accurately the military duty status of mortgage loan borrowers in foreclosure. Denying any wrongdoing as alleged by the United States or otherwise, HLS consented to the entry of the Injunction against violating the SCRA.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from acting as a bank, or from engaging in or continuing any conduct or practice in connection with such activity, from acting, among other things, as an investment adviser or depositor of any registered investment company, or a principal underwriter for any registered open-end investment company, registered unit investment trust ("UIT") or registered face-amount certificate company. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(2) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the

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[2]   <u>United States of America v. BAC Home Loans Servicing, LP F/K/A Countrywide Home Loans Servicing, LP; and Any Successors in Interest</u>, (2:11cv4534) (C.D. Cal. May 31, 2011).

other person. Applicants state that HLS is, or may be considered to be, under common control

with and therefore an affiliated person of each of the other Applicants. Applicants state that the

entry of the Injunction may result in Applicants being subject to the disqualification provisions

of section 9(a) of the Act because HLS is permanently enjoined from engaging in or continuing

particular conduct or practice in connection with banking activity.[3]

2.   Section 9(c) of the Act provides that the Commission shall grant an application

for exemption from the disqualification provisions of section 9(a) if it is established that these

provisions, as applied to Applicants, are unduly or disproportionately severe or that the

Applicants' conduct has been such as not to make it against the public interest or the protection

of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c)

seeking a temporary and permanent order exempting the Applicants and the other Covered

Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants also state that to the best of their knowledge none of the current

directors, officers or employees of the Fund Servicing Applicants who is involved in providing

services as investment adviser, subadviser or depositor for any registered investment companies

or ESCs (together, "Funds") or principal underwriter (as defined in section 2(a)(29) of the Act)

for any registered open-end company, UIT or registered face amount certificate company

(collectively, the "Fund Servicing Activities") (or any other persons in such roles during the time

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[3]   See In the Matter of Bank of America, N.A., The Office of the Comptroller of the Currency Stipulation & Consent Order No. AA-EC-11-12 (Apr. 13, 2011) and In the Matter of Bank of America Corporation, The Board of Governors of the Federal Reserve Consent Order, No. 11-029-B-HC (Apr. 13, 2011). Applicants state that the OCC Order deemed certain loan servicing activity as banking activity, and the loan servicing activity specified in the Injunction is a subset of the loan servicing activity deemed banking activity by the OCC Order. Therefore, Applicants believe that HLS is permanently enjoined from engaging in or continuing particular conduct or practice in connection with banking activity.

period covered by the Complaint) participated in the conduct alleged in the Complaint to have

constituted the violations that provide a basis for the Injunction.

4.   Applicants also state that, if they were barred from providing Fund Servicing

Activities to Funds, the effect on their businesses and employees would be severe. Applicants

further represent that the inability of the Fund Servicing Applicants to continue providing Fund

Servicing Activities to the Funds would result in potentially severe financial hardship for the

Funds and their shareholders. Applicants also state that disqualifying KECALP, Ventures and

MLGPE from continuing to provide investment advisory services to the ESCs is not in the public

interest or in furtherance of the protection of investors and would frustrate the expectations of

eligible employees who invest in the ESCs.

5.   Applicants state that several Applicants and certain of their affiliates have

previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the

following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice

to, and shall not limit the Commission's rights in any manner with respect to, any

Commission investigation of, or administrative proceedings involving or against,

Covered Persons, including without limitation, the consideration by the Commission of a

permanent exemption from section 9(a) of the Act requested pursuant to the application,

or the revocation or removal of any temporary exemptions granted under the Act in

connection with the application.

Temporary Order:

Rule 30-5(a)(7) of the Commission's Rules of Practice and Investigations provides that the Division of Investment Management may exempt persons, for a temporary period not exceeding 60 days, from section 9(a) of the Act, if, on the basis of the facts then set forth in the application, it appears that: (i)(A) the prohibitions of section 9(a), as applied to the applicant, may be unduly or disproportionately severe, or (B) the applicant's conduct has been such as not to make it against the public interest or the protection of investors to grant the temporary exemption; and (ii) granting the temporary exemption would protect the interests of the investment companies being served by the applicant by allowing time for the orderly consideration of the application for permanent relief or the orderly transition of the applicant's responsibilities to a successor, or both.

The Division has considered the matter and, without necessarily agreeing with all of the facts represented or all of the arguments asserted by the Applicants, finds, in accordance with 17 CFR 200.30-5(a)(7), that it appears that (i) the prohibitions of section 9(a), as applied to the Applicants, may be unduly or disproportionately severe, (ii) the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the temporary exemption, and (iii) granting the temporary exemption would protect the interests of the investment companies served by the Applicants by allowing time for the orderly consideration of the application for permanent relief.

Accordingly, in the matter of BAC Home Loans Servicing, LP, <u>et al.</u> (File No. 812-13910),

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from May 31, 2011, until the date the Commission takes final action on their application for a permanent order or, if earlier, July 29, 2011.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary